UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Telemundo Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Series A Common Stock, $ .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87943M306
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                                 (CUSIP Number)

        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
          31 West 52nd Street, New York, New York 10019 (212) 708-0600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 27, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  87943M306                                        Page 2 of 5 Pages


        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Odyssey Partners, L.P. (E.I. No. 13-5614745)

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]

                                                                        (b) [_]

        3           SEC USE ONLY


        4           SOURCE OF FUNDS
                    WC


        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d)                                  [_]


        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

    NUMBER OF               7         SOLE VOTING POWER
      SHARES                          422,711 (see Item 5)
   BENEFICIALLY
     OWNED BY               8         SHARED VOTING POWER
       EACH                           0
    REPORTING
      PERSON                9         SOLE DISPOSITIVE POWER
       WITH                           422,711 (see Item 5)

                           10         SHARED DISPOSITIVE POWER
                                      0

        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,711 (see Item 5)


        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]


        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.3% (see Item 5)


        14          TYPE OF REPORTING PERSON

                    PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 11, 1995, as amended by (i) Amendment No. 1 thereto filed with the Commission on October 4, 1995 and (ii) Amendment No. 2 thereto filed with the Commission on December 22, 1995, with respect to the Series A Common Stock, $.01 par value (the "Series A Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The common stock, par value $.01 per share, of the Company (the "Common Stock") consists of two series: (i) the Series A Shares and (ii) the Series B Common Stock, $.01 par value (the "Series B Shares").


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) Odyssey beneficially owns an aggregate of 422,711 shares of Common Stock (approximately 4.3% of the outstanding shares of Common Stock), comprised of (i) 149,040 Series A Shares (approximately 2.3% of the outstanding Series A Shares) and (ii) 273,671 Series B Shares (approximately 7.6% of the outstanding Series B Shares).(1)

     Each Series B Share is convertible at the option of the holder thereof into one Series A Share.(2) In the event that Odyssey were to convert all Series B Shares beneficially owned by it into Series A Shares, Odyssey would beneficially own an aggregate of 422,711 Series A Shares, or 6.3% of the outstanding Series A Shares.

--------
     (1) A total of 10,000,200 shares of Common Stock (comprised of 6,414,864 Series A Shares and 3,585,336 Series B Shares) were outstanding as of June 30, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
     (2) In addition, pursuant to the provisions of the Restated Certificate of Incorporation of the Company (the "Certificate"), the Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 20, 1999 or such time as there are fewer than 2,000,000 Series B Shares issued and outstanding. The Certificate is included as Exhibit 2 to the Schedule 13D.

     To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Common Stock, other than in his capacity as a general partner of Odyssey.

     (c) During the 60 days preceding the filing of this Amendment No. 3, Odyssey sold Series A Shares on the Nasdaq National Market System, as set forth below:



                                No. of      Price Per
     Date of Transaction        Shares        Share           Total
     -------------------        ------        -----           -----
     September 13, 1996         25,000        $29.96         $749,000
     September 17, 1996         25,000        $33.21         $830,225
     September 27, 1996         55,000        $34.99       $1,924,600
     September 30, 1996          2,500        $34.38          $85,938

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1996

                                             ODYSSEY PARTNERS, L.P.



                                             By: /s/ Jack Nash
                                                 -------------------
                                                     Jack Nash
                                                     A General Partner